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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                               The O'Gara Company
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                   67083U 10 2
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                                 (CUSIP Number)


                                Daniel Gautier
                                La Germignonnerie
                                 ZA La Moriniere
                                9100 Evry, France
                               (011) 332 9650 1290
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 12, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages


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CUSIP No. 67083U 10 2                  13D                        2 of 5 pages
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1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

                                   Alian SARL
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2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [ ]
         (b)  [ ]
                                 Not Applicable
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3)       SEC Use Only

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4)       Source of Funds (See Instructions)

                                 Not Applicable

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5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or  2(e)

                                 Not Applicable
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6)       Citizenship or Place of Organization

                                     France

===============================================================================
NUMBER OF SHARES                 7) Sole Voting Power             376,597
BENEFICIALLY OWNED               ==============================================
BY EACH REPORT                   8) Shared Voting Power           -0-
PERSON WITH                      ===============================================
                                 9) Sole Dispositive Power        376,597
                                 ===============================================
                                 10) Shared Dispositive Power     -0-
================================================================================

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                     376,597
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12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)
                                 Not Applicable
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13)      Percent of Class Represented by Amount in Row (11)

                                      5.5%
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14)      Type of Reporting Person (See Instructions)

                                       CO

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Item 1.           Security and Issuer

                  This statement relates to the common stock, $.01 par value (the "Common Stock"), of The O'Gara Company ("O'Gara"). The address of the principal executive offices of O'Gara is 9113 LeSaint Drive, Fairfield, Ohio 45014.

Item 2.           Identity and Background

                  This statement is filed by Alian SARL, a general purpose business corporation organized under the laws of France. The address of its principal business and office is La Germignonnerie, ZA La Moriniere, 9100 Evry, France. During the past five years Alian SARL has not been convicted in a criminal proceeding, nor has Alian SARL been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The person performing the functions equivalent to the sole "executive officer" and "director" of Alian SARL is Fernand Gautier. Fernand Gautier's residence is 4 Bis Castel Saint Martin, (35) Rennes, France. Apart from his duties at Alian SARL, Fernand Gautier is retired. During the past five years, Fernand Gautier has not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Fernand Gautier is a French citizen.

                  Daniel Gautier, the brother of Fernand Gautier, may be deemed to "control" Alian SARL (for purposes of Section 13(d) of the Securities Exchange Act of 1934) as a result of his direct and indirect equity ownership interest in Alian SARL. Daniel Gautier's residence is 14 rue de Pleurtuit, (35) Saint Briac, France. Daniel Gautier's principal occupation is providing armoring consulting services. Daniel Gautier is employed as the President of Labbe S.A., a manufacturer of armored vehicles. The address of Labbe S.A. is Zone Industrielle, Rue d'Armor, (22400) Lamballe, France. During the past five years, Daniel Gautier has not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Daniel Gautier is a French citizen. Fernand Gautier and Daniel Gautier are collectively referred to herein as the "Gautiers."

Item 3.           Source and Amount of Funds or Other Consideration

                  Not applicable.  See Item 4 below.

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Item 4.           Purpose of Transaction

                  The shares of O'Gara Common Stock which are the subject of this Schedule 13D were received by Alian SARL as a result of O'Gara's acquisition, on February 12, 1997, of Labbe, S.A., a French corporation of which Alian SARL was a shareholder. Neither Alian SARL nor the Gautiers have any plans or proposals which relate to or would result in any of the actions identified in
Item 4 of this Schedule.

Item 5.           Interest in Securities of the Issuer

                  Alian SARL beneficially owns 376,597 shares of O'Gara's Common Stock representing approximately 5.5% of the class. Alian SARL has sole voting and dispositive power over all shares beneficially owned by it. Other than as described above, Alian SARL has engaged in no transaction in the Common Stock of O'Gara within the past 60 days. Except through Alian SARL, the Gautiers neither own nor exercise voting or dispositive power over any shares of O'Gara Common Stock. Except through Alian SARL and as described above, the Gautiers have engaged in no transactions in the Common Stock of O'Gara within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.

Item 7.           Material to be Filed as Exhibits

                  Sale and Purchase Agreement dated January 21, 1997, relating to the acquisition of Labbe, S.A.

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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Alian SARL

                                        By: /s/ Fernand Gautier
                                           ------------------------------------
                                            Fernand Gautier
                                            Gerant (Chief Executive Officer)

Date:  As of the 24th day of February, 1997.


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